Exhibit 99.2

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021

UNAUDITED

IN U.S. DOLLARS

- - - - - - - - - - -

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands (except for share and per share data)

	June 30,	December 31,
	2021	2020
	Unaudited	Audited

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	$1,025	$8,268
Short-term deposits	6,512	-
Other receivable and prepaid expenses	1,745	1,057
Short-term investment	271	75

Total current assets	9,553	9,400

NON-CURRENT ASSETS:

Operating lease right of use assets	77	73
Property, plant and equipment, net	50	50

Total long-term assets	127	123

Total assets	$9,680	$9,523

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands (except for share and per share data)

	June 30,	December 31,
	2021	2020
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:

Trade payables	$1,005	$561
Current maturity of operating lease liability	43	43
Deferred revenues	1,002	334
Other accounts payable	309	331

Total current liabilities	2,359	1,269

NON-CURRENT LIABILITIES:

Long - term operating lease liability	25	24
Deferred revenues	3,341	2,156

Total long-term liabilities	3,366	2,180

CONTINGENT LIABILITIES AND COMMITMENTS

SHAREHOLDERS’ EQUITY:

Ordinary shares of NIS 0.25 par value - Authorized: 5,000,000,000 and 1,000,000,000 shares at June 30, 2021 and December 31, 2020, respectively; Issued and outstanding: 515,746,293 shares as of June 30, 2021; 463,769,463 shares as of December 31, 2020	37,008	33,036
Additional paid-in capital	96,386	97,380
Accumulated other comprehensive income	1,127	1,127
Accumulated deficit	(130,566)	(125,469)

Total equity	3,955	6,074

Total liabilities and shareholders’ equity	$9,680	$9,523

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2021	2020
	Unaudited

Revenues	$398	$402

Research and development expenses	(3,810)	(7,054)
General and administrative expenses	(1,892)	(1,455)

Operating loss	(5,304)	(8,107)

Total financial income (expenses), net	207	(128)

Net loss	(5,097)	(8,235)

Total comprehensive loss	(5,097)	(8,235)

Deemed dividend	-	(715)

Net loss attributed to ordinary shareholders	$(5,097)	$(8,950)

Basic and diluted net loss per share	(0.01)	(0.04)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	500,010,114	254,940,675

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

	Ordinary shares		Additional paid-in	Accumulated other comprehensive	Accumulated	Total
	Number	Amount	capital	income	deficit	equity

Balance as of January 1, 2020	120,652,683	$8,225	$103,401	$1,127	$(110,311)	$2,442

Net loss	-	-	-	-	(8,235)	(8,235)

Deemed dividends related to the warrants exercise	-	-	715	-	(715)	-

Issuance of share capital and warrants, net of issuance expenses of $ 3,126	290,601,780	21,009	(6,159)	-	-	14,850

Share-based payment	-		99	-	-	99

Balance as of June 30, 2020	411,254,463	$29,234	$98,056	$1,127	$(119,261)	$9,156

Balance as of January 1, 2021	463,769,463	$33,036	$97,380	$1,127	$(125,469)	$6,074

Net loss	-	-	-	-	(5,097)	(5,097)

Issuance of share capital due to warrants exercise (Note 6a)	50,926,830	3,892	(1,148)	-	-	2,744

Issuance of share capital in exchange for services (Note 6b)	1,050,000	80	(12)	-	-	68

Share-based payment	-	-	166	-	-	166

Balance as of June 30, 2021	515,746,293	$37,008	$96,386	$1,127	$(130,566)	$3,955

The accompanying notes are an integral part of the interim consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2021	2020
	Unaudited

Cash flows from operating activities:

Net loss	$(5,097)	$(8,235)

Adjustments required to reconcile net loss to net cash used in operating activities:

Depreciation of property, plant and equipment	8	6
Decrease in operating lease right of use asset	19	16
Issuance of share capital in exchange for services	68	-
Share-based payment	166	99
Changes in fair value of short-term investment	(196)	(14)
Decrease (increase) in accounts receivable and prepaid expenses	(688)	1,728
Increase (decrease) in trade payables	444	(1,719)
Decrease in operating lease liability	(22)	(17)
Increase (decrease) in deferred revenues	1,853	(214)
Decrease in other accounts payable	(22)	(138)

Net cash used in operating activities	$(3,467)	$(8,488)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S dollars in thousands (except for share and per share data)

	Six months ended June 30,
	2021	2020
	Unaudited

Cash flows from investing activities:
Purchase of property, plant and equipment	(8)	-
Net cash used in investing activities	$(8)	$-

Cash flows from financing activities:

Issuance of share capital and warrants, net of issuance expenses	2,744	14,850

Net cash provided by financing activities	$2,744	$14,850

Exchange differences on balances of cash and cash equivalents	-	-

Increase (decrease) in cash, cash equivalents and short-term deposits	(731)	6,362
Cash, cash equivalents and short-term deposits at the beginning of the period	8,268	2,697

Cash,cash equivalents and short-term deposits at the end of the period	$7,537	$9,059

Supplemental disclosure of cash flow information:

Net cash paid during the year for interest	8	15

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 1:-	GENERAL

a.

Can-Fite Biopharma Ltd. (the “Company”) was incorporated and started to operate in September 1994 as a private Israeli company. Can-Fite is a clinical-stage biopharmaceutical company focused on developing orally bioavailable small molecule therapeutic products for the treatment of cancer, liver, inflammatory diseases, COVID-19 and erectile dysfunction. Its platform technology utilizes the Gi protein associated A3AR as a therapeutic target. A3AR is highly expressed in inflammatory and cancer cells, and not significantly expressed in normal cells, suggesting that the receptor could be a unique target for pharmacological intervention. The Company’s pipeline of drug candidates are synthetic, highly specific agonists and allosteric modulators, or ligands or molecules that initiate molecular events when binding with target proteins, targeting the A3AR.

The Company’s ordinary shares have been publicly traded on the Tel-Aviv Stock Exchange since October 2005 under the symbol “CFBI” and the Company’s American Depositary Shares (“ADSs”) began public trading on the over the counter market in the U.S. in October 2012 and since November 2013 the Company’s ADSs have been publicly traded on the NYSE American under the symbol “CANF”. Each ADS represents 30 ordinary shares of the Company.

b.	In the six months ended June 30, 2021, the Company incurred net losses of $ 5,097 and it had accumulated losses in the amount of $ 130,566.

Furthermore, the Company intends to continue to finance its operating activities by raising capital and seeking collaborations with multinational companies in the industry. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its long-term research and development activities.

On August 11, 2021, the Company entered into a definitive agreement for the issuance of ordinary shares, pre-funded warrants and warrants for a total consideration of $10,000 (see Note 8b).

If the Company will not have sufficient liquidity resources, the Company may not be able to continue the development of all of its products or may be required to implement cost reduction and may be required to delay part of its development programs. The Company’s management and board of directors are of the opinion that its current financial resources will be sufficient to continue the development of the Company’s products for at least the next twelve months beyond the date of the filing date of these consolidated financial statements.

c.	The global pandemic resulting from the disease known as COVID-19, caused by a novel strain of coronavirus, SARS-CoV-2, has caused national and global economic and financial market disruptions and may adversely impact our business. Although the Company did not see a material impact on its results of operations for the six months ended June 30, 2021 due to the COVID-19 pandemic, the Company cannot predict the duration or magnitude of the pandemic or the full impact that it may have on the Company’s operations and workforce, including the Company’s research and clinical trials and its ability to raise capital, which in turn could have an adverse impact on the Company’s business, financial condition and results of operation.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 1:-	GENERAL (Cont.)

d.	On June 28, 2021, the Company announced it signed a development and commercialization agreement with Vetbiolix, a France-based veterinary biotech company, for the development of Piclidenoson for the treatment of osteoarthritis in companion animals including dogs and cats. According to the agreement, the Company will grant Vetbiolix an exclusive option to purchase its license of Piclidenoson in the veterinary osteoarthritis market for two years from the signature date, during which time Vetbiolix will conduct proof-of-concept studies and cover all associated costs. If the studies yield positive data and Vetbiolix exercises its option to obtain the license from Can-Fite, then Vetbiolix will be obligated to pay Can-Fite an upfront payment of 250 Euro and is entitled to additional milestones payments equal to 30% upon each upfront payment received from any sublicensee plus 15%-40% royalties on net sales upon regulatory approval for veterinary use.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2020. The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2020, are applied consistently in these interim consolidated financial statements.

Use of Estimates

Preparation of condensed consolidated financial statements in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”) requires the use of estimates and judgments that affect the reported amounts in the condensed consolidated financial statements and accompanying notes. These estimates form the basis for judgments we make about the carrying values of our assets and liabilities, which are not readily apparent from other sources. We base our estimates and judgments on various assumptions that we believe are reasonable under the circumstances. U.S. GAAP requires us to make estimates and judgments in several areas, including, but not limited to, those related to revenue recognition and other account receivables. These estimates are based on management's knowledge about current events and expectations about actions we may undertake in the future. Actual results could differ materially from those estimates.

Significant Accounting Policies

There have been no material changes to our significant accounting policies from our Annual Report on Form 20-F for the fiscal year ended December 31, 2020.

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 3:-	UNAUDITED INTERIM FINANCIAL STATEMENTS

The accompanying condensed consolidated balance sheet as of June 30, 2021, the condensed consolidated statements of comprehensive loss and the condensed consolidated statements of cash flows for the six months ended June 30, 2021 and 2020, as well as the condensed consolidated statement of changes in shareholders’ equity for the six months ended June 30, 2021, are unaudited.

These unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. In management’s opinion, the unaudited condensed consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2021, as well as its results of operations and cash flows for the six months ended June 30, 2021 and 2020. The results of operations for the six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021.

NOTE 4:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820 “Fair Value Measurements and Disclosures”, the Company measures its short-term investment at fair value. Short-term investments are classified within Level 1 as the valuation inputs are valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. The Company’s short-term investment consists of an equity investment in a publicly traded company.

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments as of the following dates: instruments as of the following dates:

	June 30, 2021
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Short-term investment	$271	$271	$-	$-

Total financial assets	$271	$271	$-	$-

	December 31, 2020
	Fair value measurements
Description	Fair value	Level 1	Level 2	Level 3

Short-term investment	$75	$75	$-	$-

Total financial assets	$75	$75	$-	$-

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 5:-	CONTINGENT LIABILITIES AND COMMITMENTS

On March 16, 2021, the Company announced it signed an exclusive distribution agreement with Switzerland-based Ewopharma for Piclidenoson in the treatment of psoriasis and Namodenoson in the treatment of liver diseases namely, hepatocellular carcinoma (HCC) the most common form of liver cancer and non-alcoholic steatohepatitis (NASH). Under the terms of the distribution agreement, Ewopharma paid Can-Fite $2,250 upfront and is entitled to up to an additional $40,450 payable upon the achievement of regulatory and sales milestones plus 17.5% royalties on net sales. In exchange, Ewopharma will have the exclusive right to market and sell Piclidenoson in Central Eastern European (CEE) countries and Namodenoson in CEE countries and Switzerland. Ewopharma has the right to extend the distribution agreement to new indications that Can-Fite may identify for its drug candidates.

Contract liabilities include amounts received from customers for which revenue has not yet been recognized. Contract liabilities amounted to $4,343 and $2,490 as of June 30, 2021 and December 31, 2020, respectively and are presented under deferred revenues. During the six months period ended June 30, 2021, the Company recognized revenues in the amount of $398 out of which $133 relates to the Ewopharma agreement and $265 which have been included in the contract liabilities at December 31, 2020.

NOTE 6:-	SHAREHOLDERS’ EQUITY

a.	During the first quarter of 2021, the Company issued 50,926,830 ordinary shares represented by 1,697,561 ADSs in exchange for exercise of warrants. Total consideration received by the Company was $2,744.

b.	In March 2021, the Company issued 1,050,000 of its ordinary shares to certain consultants in exchange for their services with fair value of $68.

c.

On April 13, 2021, the Company’s board of directors approved a grant of unlisted options exercisable into 4,000,000 of the Company’s ordinary shares to its employees and one senior officer for an exercise price of NIS 0.25 per shares ($0.07 per share based on the exchange rate reported by the Bank of Israel on the same day). The options vest on a quarterly basis over a period of 4 years.

The fair value of the Company’s share options granted was estimated using the binomial option pricing model using the following range assumptions:

Description	April 13, 2021

Risk-free interest rate	1.22%
Expected volatility	82.40%
Dividend yield	0
Contractual life	10
Early Exercise Multiple (Suboptimal Factor)	3
Exercise price (NIS)	0.25

CAN-FITE BIOPHARMA LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S dollars in thousands (except for share and per share data)

NOTE 6:-	SHAREHOLDERS’ EQUITY (CONT.)

d.

On April 13, 2021, the Company’s board of directors approved a grant of unlisted options exercisable into 2,500,000 of the Company’s ordinary shares to the Company’s chief executive officer for an exercise price of NIS 0.25 per share ($0.07 per share based on the exchange rate reported by the Bank of Israel on the same day). The grant was subject to shareholders’ approval, which was obtained on June 7, 2021. The options vest on a quarterly basis over a period of 4 years.

e.	On June 22, 2021, the Company’s board of directors approved a grant of unlisted options exercisable into 600,000 of the Company’s ordinary shares to one of the Company’s directors for an exercise price of NIS 0.25 per share ($0.07 per share based on the exchange rate reported by the Bank of Israel on the same day). The grant was subject to shareholders’ approval, which was obtained on August 5, 2021. The options vest on a quarterly basis over a period of 4 years.

NOTE 7:-	LOSS PER SHARE

Basic loss per share is calculated based on the weighted average number of ordinary shares outstanding during each period. Diluted net loss per share is calculated based on the weighted average number of ordinary shares outstanding during each period, plus dilutive potential in accordance with ASC 260, “Earnings per Share.”

All outstanding share options and warrants for the periods ended June 30, 2021 and 2020 have been excluded from the calculation of the diluted net loss per share, because all such securities are anti-dilutive for all periods presented.

To compute diluted loss per share for the six-month period ended June 30, 2021 and 2020, the total number of 18,316,200 and 6,423,401 shares, respectively subject to outstanding unlisted options and the total number of 176,947,640 and 198,772,396 shares, respectively subject to outstanding warrants have not been considered since they have anti-dilutive effect.

NOTE 8:-	SUBSEQUENT EVENTS

a.	On August 5, 2021, the Company’s shareholder’s approved the grant of unlisted options to the Company’s director. See also Note 6e.

b.	On August 11, 2021, the Company entered into a definitive agreement (the “Purchase Agreement”) with a single healthcare-focused institutional investor providing for the issuance of (i) 57,000,000 ordinary shares represented by 1,900,000 ADSs, and (ii) a pre-funded warrant to purchase 93,000,000 ordinary shares represented by 3,100,000 ADSs, in a registered direct offering at an offering price of $2.00 per ADS and $1.999 per pre-funded warrant, for aggregate gross proceeds of approximately $10,000 (without taking into account any proceeds from any future exercises of warrants issued in the concurrent private placement), before deducting the placement agent's fees and other estimated offering expenses payable by the Company.

The Company also agreed to issue and sell to the investor, in a concurrent private placement, unregistered warrants to purchase up to an aggregate of 5,000,000 ADSs. The warrants have an exercise price of $2.00 per ADS and are exercisable at any time upon issuance and will expire three years following the effectiveness of an initial resale registration statement registering the ADSs issuable upon the exercise of the warrants. The transaction closed on August 16, 2021.